United States securities and exchange commission logo





                              March 2, 2021

       Zhang Jianbo
       Chief Executive Officer
       Elite Education Group International Ltd
       1209 N. University Blvd.
       Middletown, OH 45042

                                                        Re: Elite Education
Group International Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed February 24,
2021
                                                            File No. 333-251342

       Dear Mr. Jianbo:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       Exhibit 8.2

   1. Please revise Section 3 of the opinion to state that the statements under the heading "British Virgin
Islands Taxation" constitute the opinion of counsel, rather than a fair and accurate
summary. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. In
                                                        addition, please delete
the reference to page 72, as the relevant statements do not appear on such page and the
page numbering of the printed prospectus could change going
                                                        forward. Finally,
please revise Section 1 to clarify that you reviewed all
                                                        documents necessary for
the purpose of rendering the opinion rather than only the
                                                        documents identified,
and delete Section 2(f) accordingly.
 Zhang Jianbo
Elite Education Group International Ltd
March 2, 2021
Page 2

       You may contact Tony Watson at (202) 551-3318 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                          Sincerely,
FirstName LastNameZhang Jianbo
                                                          Division of
Corporation Finance
Comapany NameElite Education Group International Ltd
                                                          Office of Trade &
Services
March 2, 2021 Page 2
cc:       F. Alec Orudjev, Esq.
FirstName LastName